Exhibit 99.3

                                                                    APPENDIX 3C
                                                       ANNOUNCEMENT OF BUY-BACK

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                                APPENDIX 3C

                         ANNOUNCEMENT OF BUY-BACK
                     (EXCEPT MINIMUM HOLDING BUY-BACK)


Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.


Name of entity                                          ABN
-----------------------------------------------------   -----------------------
Rio Tinto Limited (RTL)                                 96 004 454 404

-----------------------------------------------------   -----------------------

We (the entity) give ASX the following information.


INFORMATION ABOUT BUY-BACK

                                 ----------------------------------------------
1   Type of buy-back             An  off-market  buy-back tender  in respect of
                                 RTL   ordinary   shares    and     a   related
                                 off-market  buy-back  of  RTL  ordinary shares
                                 held  (indirectly)  by  Rio  Tinto plc (each a
                                 selective buy-back)
                                 ----------------------------------------------

                                 ----------------------------------------------
2   +Class of shares which is    Ordinary
    the subject of the buy-
    back (eg, ordinary/
    preference)
                                 ----------------------------------------------

                                 ----------------------------------------------
3   Voting rights (eg, one       One for one
    for one)
                                 ----------------------------------------------

                                 ----------------------------------------------
4   Fully paid/partly paid       Fully paid
    (and if partly paid,
    details of how much has
    been paid and how much
    is outstanding)
                                 ----------------------------------------------

                                 ----------------------------------------------
5   Number of shares in the      499,703,365
    +class on issue
                                 ----------------------------------------------

                                 ----------------------------------------------
6   Whether shareholder          Yes.
    approval is required for
    buy-back
                                 ----------------------------------------------

                                 ----------------------------------------------
7   Reason for buy-back          The buy-backs are part of Rio Tinto's  capital
                                 return programme. For further details, see the
                                 Rio Tinto announcements  dated 3 February 2005
                                 and 11 March 2005.
                                 ----------------------------------------------



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+ See chapter 19 for defined terms.
30/9/2001                                                   Appendix 3C Page 1

                                 ----------------------------------------------
8   Any other information        See   the   Rio  Tinto  Announcements  dated 3
    material to a shareholder's February 2005 and 11 March 2005. Further decision whether to accept information will be contained in the notice the offer (eg, details of of meeting and explanatory materials for the any proposed takeover bid) 2005 annual general meeting, being dispatched in  the week  commencing 14 March 2005, and in
                                 the  buy-back  booklet  relevant  to  the off-
                                 market  buy-back  tender  to  be dispatched to
                                 eligible shareholders in mid April 2005. These
                                 documents will also be lodged with the ASX.
                                 ----------------------------------------------

                                 ----------------------------------------------

ON-MARKET BUY-BACK

                                 ----------------------------------------------
9   Name of broker who will
    act on the company's
    behalf
                                 ----------------------------------------------

                                 ----------------------------------------------
10  Deleted 30/9/2001.
                                 ----------------------------------------------

                                 ----------------------------------------------
11  If the Company intends to
    buy back a maximum number
    of shares - that number

    Note: This requires a
    figure to be included,
    not a percentage.
                                 ----------------------------------------------

                                 ----------------------------------------------
12  If the company intends to
    buy back shares within a
    period of time - that
    period of time; if the
    company intends that the
    buy-back be of unlimited
    duration - that intention
                                 ----------------------------------------------

                                 ----------------------------------------------
13  If the company intends to
    buy back shares if
    conditions are met - those
    conditions
                                 ----------------------------------------------

EMPLOYEE SHARE SCHEME BUY-BACK

                                 ----------------------------------------------
14  Number of shares proposed
    to be bought back
                                 ----------------------------------------------

                                 ----------------------------------------------
15  Price to be offered for
    shares
                                 ----------------------------------------------




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+ See chapter 19 for defined terms.

Appendix 3C Page 2                                                   30/9/2001

                                                                    APPENDIX 3C
                                                       ANNOUNCEMENT OF BUY-BACK

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SELECTIVE BUY-BACK

                                 ----------------------------------------------
16  Name of person or            The off-market buy-back tender will involve an
    description of class or      invitation  to all  eligible RTL  shareholders
    person whose shares are to make an offer to RTL to have shares bought proposed to be bought back back on the terms of the buy-back. In addition,  following the  off-market  buy-back
                                 tender,  RTL intends to buy back RTL  ordinary
                                 shares  from  Tinto  Holdings   Australia  Pty
                                 Limited  (THA),  a wholly owned  subsidiary of
                                 Rio  Tinto  plc,  so that  THA's  proportional
                                 shareholding  in  RTL is  not  increased  as a
                                 result of the off-market  buy-back tender (the
                                 THA MATCHING BUY-BACK).
                                 ----------------------------------------------

                                 ----------------------------------------------
17  Number of shares proposed    The number of shares that will be  bought back
    to be bought back            under   the   off-market  buy-back  tender  is
                                 unknown at this  stage.  RTL is  targeting  to
                                 repurchase    around    US$300-400     million
                                 (A$400-500   million)  of capital  under  that
                                 buy-back  but the  ultimate  size of the  buy-
                                 back will be dependent on  shareholder  demand
                                 and  market   conditions  at  the  time.   RTL
                                 reserves  the  right to buy back  more or less
                                 than this target,  or to buy back no shares at
                                 all,  subject  to  the  maximum  limits  to be
                                 imposed  by the  shareholder  approvals  being
                                 sought in April(1).  As noted,  RTL intends to
                                 buy back RTL  ordinary  shares  from THA under
                                 the  THA  Matching   Buy-Back  so  that  THA's
                                 proportional   shareholding   in  RTL  is  not
                                 increased  as  a  result  of  the   off-market
                                 buy-back tender.
                                 ----------------------------------------------

                                 ----------------------------------------------
18  Price to be offered for      The  price   under   the  off-market  buy-back
    shares                       tender will be  set under  the tender process.
                                 The  price  paid  per  share   under  the  THA
                                 Matching  Buy-Back  will be the same price per
                                 share as paid  under the  off-market  buy-back
                                 tender.  For  further  information,   see  the
                                 announcement dated 11 March 2005.
                                 ----------------------------------------------

EQUAL ACCESS SCHEME
                                 ----------------------------------------------
19  Percentage of shares
    proposed to be bought back
                                 ----------------------------------------------

                                 ----------------------------------------------
20  Total number of shares
    proposed to be bought back
    if all offers are accepted
                                 ----------------------------------------------


---------------------------

(1) Broadly, the number of RTL ordinary shares able to be bought back (on or off market) from shareholders (other than THA) during the 12 months following the annual general meeting may not e'xceed 10% of the minimum number of RTL ordinary shares on issue (excluding from the calculation of that minimum number for all purposes those shares held by or on behalf of THA or any other subsidiary of Rio Tinto plc).





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+ See chapter 19 for defined terms.

30/9/2001                                                     Appendix 3C Page 3

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                                 ----------------------------------------------
21  Price to be offered for
    shares
                                 ----------------------------------------------

                                 ----------------------------------------------
22  +Record date for
    participation in offer
    Cross reference:  Appendix
    7A, clause 9.
                                 ----------------------------------------------


COMPLIANCE STATEMENT

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.


Sign here:     /s/ Stephen J Consedine     Date: 11 March 2005
               -------------------------
               Company Secretary


Print name:    STEPHEN J CONSEDINE






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+ See chapter 19 for defined terms.

Appendix 3C Page 4                                                   30/9/2001